December 6, 2017	TSX.V - GIGA

Giga Metals engages O & M Partners for IR services

Giga Metals Corp. (TSX.V – GIGA) has engaged the services of O & M Partners, based in New York, U.S.A. O & M will work to increase non-deal investor awareness of Giga Metals in the United States. The Investor Relations firm has been retained for an initial 3 months at a rate of U.S.$3,000 per month plus expenses.

O & M has cultivated a national audience for their Town Hall webinars and physical meetings. This campaign will be marketing Giga Metals to tier one, two and three funds, retail brokers, independent money managers and high net worth investors in O&M’s 22 U.S. markets.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company’s Turnagain Project, a massive nickel and cobalt resource located in northern British Columbia, is a core asset which contains substantial quantities of these two critical battery metals. Giga is actively seeking other projects in the battery metals space with the goal of building a portfolio of quality assets capable of supplying critical materials to the battery industry.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com